Via Facsimile

February 11, 2009

Dana Hartz, Staff Accountant

Division of Corporation Accountant

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

Re: Response to the January 30, 2009 SEC Comment Letter

Dear Ms. Dana Hartz,

Thanks for your fax dated on Jan. 30, 2009. According to your comments, we revised disclosures about the Item3 in the Form 10-Q for the quarterly period ended March 31, 2008 filed on May 20, 2008. The following is revised version about the Item3A.Controls and Procedures:

Item 3A. Controls and Procedures.

(a)   *Evaluation of Disclosure Controls and Procedures.*

Our Chief Executive Officer and Chief Financial Officer reviewed and evaluated our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Quarterly Report on Form 10-Q. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in providing them with timely material information related to the Company, as required to be disclosed in the reports that we file under the Exchange Act of 1934.

(a)   *Changes in Internal Controls.*

There were no changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

And we revised disclosures about the Item3 in the Form 10-Q for the quarterly period ended June 30, 2008 filed on August 19, 2008. The following is revised version about the Item3A.Controls and Procedures:

Item 3A. Controls and Procedures.

(a) *Evaluation of Disclosure Controls and Procedures.*

Our Chief Executive Officer and Chief Financial Officer reviewed and evaluated our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Quarterly Report on Form 10-Q. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in providing them with timely material information related to *the Company*, as required to be disclosed in the reports that we file under the Exchange Act of 1934.

(b) *Changes in Internal Controls.*

There were no changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Response to General of the January 30, 2009 SEC Comment Letter

We acknowledge, to the best of our knowledge and belief, as of February 11, 2009, the following statement made to you during your review.

- The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

Hui Lin

Chief Financial Officer